                                                                    EXHIBIT 99.1

                         UNITED STATES DISTRICT COURT

                         EASTERN DISTRICT OF LOUISIANA

JASON GOLZ, on behalf of himself and         *   CIVIL ACTION
all others similarly situated,               *   NO. 99-2331
                                             *
                 Plaintiff                   *   SECTION
                                             *   SECT BMAG 5
                                             *
VERSUS                                       *
                                             *   MAG. DIV. ( )
JAMES D. COLE, WILLIAM THOMAS BALLANTINE,    *
DIBO ATTAR, WILLIAM W. GOODSON,              *
DAVID P. HUNT, DR. ALAN KAUFMAN,             *
JAMES H. STONE, L.E. SIMMONS,                *
NEWPARK RESOURCES, INC., TUBOSCOPE, INC.     *
and SCF-IV, L.P.,                            *
                                             *
                 Defendants                  *
* * * * * * * * * * * * * * * * * * * * * * *

                            CLASS ACTION COMPLAINT
                            ----------------------

     Plaintiff, by and through his attorneys, alleges the following upon information and belief, except as to paragraph 8 which is alleged upon personal knowledge:

                             Nature Of The Action
                             --------------------

     1. This is a stockholder's class action on behalf of the public stockholders of Newpark Resources, Inc. ("Newpark" or the "Company"). The action is brought against Newpark and its Board of Directors, Tuboscope, Inc. ("Tuboscope"), SCF-IV, L.P. ("SCF"), a Delaware partnership and a major shareholder of Newpark controlled by defendant L.E. Simmons ("Simmons"), in connection with the proposed merger and acquisition ("merger and acquisition") by Tuboscope of the publicly owned shares of Newpark common stock which SCF does not already own, at a negative premium to the closing price of Newpark common stock prior to the announcement of the merger and acquisition.

     2. The action arises out of an announcement released by Tuboscope over the Business Wire on June 24, 1999 which stated:
-------------

     the companies have agreed to merge, creating a worldwide supplier of highly engineered products and services to the oil and gas industry with over $800 million in combined sales in 1998. Under the terms of a definitive merger agreement approved by both boards of directors and executed today, Newpark common shareholders would receive 0.65 common shares of Tuboscope for each common share of Newpark. At that ratio each shareholder group will own approximately 50% of the combined company. Tuboscope will be the surviving company with its name likely to be changed to reflect the integrated services to be provided.

The June 24, 1999 press release further announced that defendant James D. Cole ("Cole"), President, CEO and Chairman of Newpark will become Chairman of the combined company, thus giving Cole a motive to approve what is an inadequate and unfair transaction to plaintiff and the Class, as set forth herein. In addition, according to the Tuboscope Form 8-K filed with the Securities and Exchange Commission on or about June 29, 1999, defendant William Thomas Ballantine ("Ballantine") will assume a senior management position with continued responsibility for key Newpark operating companies, thus giving Ballantine, as well, a motive to approve this inadequate and unfair merger and acquisition. L.E. Simmons, current Chairman of Tuboscope, will chair an executive committee of the new board of directors which will be composed of directors from both companies.

     3. The June 24, 1999 press release did not disclose the fact that L. E. Simmons & Associates, an entity controlled by defendant Simmons (who is currently Chairman of the Board of Tuboscope) recently purchased 150,000 shares of Newpark preferred stock at $10.00 per share and warrants to purchase an additional 2,400,000 shares of Newpark common stock at an exercise price of $8.50 per share, all in a private Purchase Agreement ("Private Purchase Agreement") between Newpark and SCF dated April 18, 1999. Accordingly, immediately prior to the June 24, 1999 press release, SCF owned 100% of the outstanding preferred shares of Newpark. According to the Agreement and Plan of Merger ("Merger Agreement") governing the merger and acquisition, SCF's preferred shares shall be converted into the right to receive 965,347 shares of Tuboscope common stock. This along with its ability to exercise the warrants to purchase an additional 2,400,000 shares of Newpark common stock, make it and Tuboscope and defendant Simmons even more influential in the affairs of Newpark and enable Tuboscope to wrongfully exert undue pressure on the Newpark Board of Directors to enter into the merger and acquisition. As set forth hereafter, Tuboscope, by way of the merger and acquisition seeks to purchase all of the public shareholders' outstanding shares of Newpark at an unfair and inadequate price.

     4. The Merger Agreement contains the following further terms, all of which are designed to ensure that the merger and acquisition is consummated to the unfair advantage of Tuboscope and to the detriment of the class as defined below:

         (a) Tuboscope and Newpark have agreed that neither will:

             (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for an Alternative Transaction... involving such party or any of its Subsidiaries...

               (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to any Acquisition Proposal, or

               (iii) agree to or recommend any Acquisition Proposal. Accordingly, the Newpark Board of Directors is in agreement to breach its fiduciary duties to actively seek the best possible price for Newpark's common shares, e.g. by a public action.
        ---

          (b) In the event of a termination of the Merger Agreement, Newpark shall pay Tuboscope up to $5,000,000 as reimbursement for Tuboscope's expenses and $25,000,000 as a "Termination Fee." Accordingly, other bona fide bids have
---
been discouraged and avoided.

     5. Tuboscope, by encouraging the Newpark Board of Directors to recommend acceptance of the merger and acquisition agreement and by negotiating the unfair and inadequate price, is in breach of its fiduciary duties as a major shareholder to Newpark's public shareholders, in not taking all steps necessary to offer and/or to ensure a fair and adequate price for Newpark's shares (including an auction) and by improperly placing undue pressure on Newpark and its public shareholders to accept the proposal. Given that SCF, controlled by Simmons, the Tuboscope Chairman, already owns approximately 100% of Newpark's outstanding preferred stock which will be converted into common shares of Newpark and voted in favor of the merger and acquisition, and warrants to purchase an additional approximately 3% of Newpark common shares at just $8.50 per share, Tuboscope and Simmons owed and owes a fiduciary duty to Newpark's shareholders to deal fairly with the shareholders and to ensure that the price offered to Newpark shareholders is fair and adequate.

     6. The consideration that SCF has offered to members of the class (as defined below) in the proposed transaction is unfair and inadequate because, among other things, the intrinsic value of Newpark's common stock is materially in excess of the amount offered, giving due consideration to, among other things, the Company's growth and anticipated operating results, net asset value and profitability, the negative premium to the Company's shares' market price immediately prior to the announcement of the merger and acquisition and the wrongful and undue pressure brought to bear on the Company's Board of Directors by Tuboscope, Simmons and SCF.

     7. As a result of the June 24, 1999 announcement of the proposed deal, the market price of Newpark crashed, falling $2.1875 to close at $8.5625 or a decline of approximately 20%. According to an article in The New Orleans Times
                                                         ---------------------
Picayune on June 26, 1999, investors had anticipated a merger price of $13 to
--------
$14 per share. "People just sort of anticipated a 20 or 30 percent premium," said Peter Richiuti ("Richiuti"), director of research at Tulane's A.B. Freeman School of Business. Richiuti also said he was somewhat puzzled by Newpark's move, considering the Company was primed to benefit in the upcoming recovery. "Our feeling was that they were in pretty good shape," Richiuti said. "It seems like remaining independent would have been a fine place to be."

     8. In addition, in light of the factors set forth herein, the Board of Directors of Newpark is incapable of negotiating an offer fair and adequate to the Newpark shareholders and/or arriving at a genuinely independent decision regarding acceptance and recommendation of the proposal.

                            Jurisdiction and Venue
                            ----------------------

     9. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. (S)1332(a)(2). The plaintiff is a citizen of the State of California. None of the Defendants are domiciled or reside in the state of California. The amount in controversy between plaintiffs and the defendants exceeds $75,000. This is not a collusive action brought to confer jurisdiction on this Court which it would not otherwise have.

     10. Venue is proper in this district pursuant to 28 U.S.C. (S)1391(a). Many of the acts and transactions complained of herein, including meetings of Newpark's Board of Directors, occurred in part in this district. The principal executive offices of Newpark are located in this district. Many of the individual defendants, who are the officers and/or directors of Newpark live in, and/or conduct business in this district.

                                  The Parties
                                  -----------

     11. Plaintiff is a citizen of the State of California and has been at all relevant times the owner of shares of the common stock of Newpark.

     12. (a) Defendant James D. Cole ("Cole") is, and at all relevant times has been, Chairman of the Board, President and Chief Executive Officer of Newpark. As of April 21, 1999, Cole owned 1,242,624 shares or 1.80% of the common stock of Newpark. In addition, Cole will become Chairman of the Board of the surviving corporation, giving him a motive to approve this inadequate and unfair merger and acquisition.

          (b) Defendant William Thomas Ballantine ("Ballantine") is, and at all relevant times has been, a member of the Board of Directors of Newpark and its Executive Vice President. As of April 21, 1999, Ballantine owned 120,666 shares of common stock of Newpark. In addition, Ballantine will take on a senior management position, giving him a motive to approve this inadequate and unfair merger and acquisition.

          (c) Defendant Dibo Attar is, and at all relevant times has been, a member of the Newpark Board of Directors. As of April 21, 1999, Attar owned 184,676 shares of the common stock of Newpark.

          (d) Defendant William W. Goodson ("Goodson") is, and at all relevant times has been, a member of the Board of Directors of Newpark.

          (e) Defendant David P. Hunt ("Hunt") is, and at all relevant times has been, a member of the Board of Directors of Newpark. As of April 21, 1999, Hunt owned 59,468 shares of the common stock of Newpark.

          (f) Defendant Dr. Alan Kaufman ("Kaufman") is and at all relevant times has been a member of the Board of Directors of Newpark. As of April 21, 1999, Kaufman owned 774,060 shares, or 1.12% of the common stock of Newpark.

          (g) Defendant James H. Stone ("Stone") is, and at all relevant times has been, a member of the Board of Directors of Newpark. As of April 21, 1999, Stone owned 824,168 shares or 1.20% of the common stock of Newpark.

     13. The defendants identified in the above paragraph are referred to collectively herein as the Newpark Director Defendants.

     14. (a) Newpark is a Delaware corporation with its principal executive offices located at 3850 North Causeway, Suite 1700, Metairie, Louisiana 70002. Newpark describes itself as a leading provider of proprietary environmental services to the oil and gas exploration and production industry, primarily in the U.S. Gulf Coast market. Services provided by the Company, either individually or as part of a comprehensive package, include: (1) processing and disposal of oilfield exploration and production ("E&P") waste; (ii) drilling fluids and associated engineering and technical services; (iii) fluids processing and recycling services at the rig site; (iv) installation, rental and sale of temporary access roads and work sites ("mat rental") in oilfield and other construction applications; and, (v) other related on-site environmental and oilfield construction services. As of April 21, 1999, Newpark had over 68,000,000 shares of common stock issued and outstanding, trading on the New York Stock Exchange. Approximately 3% of Newpark common stock may be purchased by virtue of the warrants sold to SCF in the Private Purchase Agreement, making Tuboscope, through its affiliation with SCF, potentially one of the largest, if not the largest, common shareholder of Newpark.

        (b) Tuboscope is a Delaware corporation with its principal executive offices at 2835 Holmes Road, Houston, Texas 77051. Tuboscope describes itself as the world's leading supplier of oilfield internal tubular coating and tubular inspection services; oilfield solids control equipment and services; and coiled tubing and pressure control equipment to the petroleum industry. Additionally, it provides in-service inspection of pipelines, manufactures high pressure fiberglass tubulars; sells and leases advanced in-line inspection equipment to makers of oil country tubular goods; and provides quality assurance and inspection services to a diverse range of industries.

        15. Defendant SCF is a Delaware limited partnership of which, upon information and belief, the general partner is L.E. Simmons & Associates, Incorporated, of which defendant Simmons is the president and sole stockholder. Accordingly, Simmons controls the affairs of SCF.

        16. Defendant Simmons, aside from his aforementioned position and role with SCF, also is Chairman of the Board of Tuboscope and will become chairman of an executive committee of the Board of Directors of the surviving company. As of March 25, 1999, Simmons was the largest holder of shares of common stock of Tuboscope, owning 11,621,516 or 32.1% of Tuboscope's outstanding common stock.

        17. On or about April 8, 1999, Newpark and SCF entered into the Private Purchase Agreement whereby, SCF purchased 150,000 shares of preferred stock at a total price of $15,000,000 or $10 per preferred share. Pursuant to the terms of the Private Purchase Agreement:

             (a) SCF was granted access to and the opportunity to review the Company's properties, assets, financial statements, contracts and other books and records and has made such investigation with respect thereto as it deems necessary to enter into the Private Purchase Agreement;

             (b) has been afforded the opportunity to ask appropriate representatives of the Company questions concerning the business, assets, financial condition and prospects of the Company and has been furnished, to its Knowledge, with all requested information;

             (c) SCF obtained the right to seat its own nominee as a director on the Newpark Board of Directors;

           (d) SCF will not, and will not permit any of its Affiliates to, acquire or agree to acquire, directly or indirectly, by purchase or otherwise (including by joining a "group" within the meaning of Section 13(d)(3) of the Exchange Act), any of the Voting Stock of the Company, any securities directly or indirectly convertible into or exchangeable for Voting Stock of the Company, any direct or indirect rights, warrants or options to acquire any Voting Stock of the Company or any right to vote Voting Stock of the Company if, after giving effect to such purchase or other acquisition, Purchaser and its Affiliates together would hold in the aggregate, or have the right to vote, more than 15% of the Voting Stock of the Company determined on a fully diluted basis; and

           (e) SCF Purchaser agrees that it will not form, or encourage the formation of, a "group" within the meaning of Section 13(d)(3) of the Exchange Act, to effect or acquire control of the Company. Accordingly, it is clear that in order to effect the merger and acquisition, Tuboscope will cause, and Newpark and the Newpark Director Defendants will permit Tuboscope to cause, SCF to breach terms (d) and (e) above.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     18. Plaintiff brings this action on behalf of himself and as a class action on behalf of all stockholders of Newpark, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

     19.  This action is properly maintainable as a class action because:

          (a) The Class is so numerous that joinder of all members is impracticable. There are over 68 million shares of Newpark common stock outstanding, held by hundreds, if not thousands, of record and beneficial stockholders.

          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
                          ----- ----

               (i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits any of the Newpark Director Defendants, Tuboscope, Simmons and/or SCF at the expense of the members of the Class;

               (ii) Whether the Newpark Director Defendants, as officers and/or directors of the Company, are violating their fiduciary duties to plaintiff and the other members of the Class;

               (iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

               (iv) Whether Tuboscope has initiated and timed its buy-out of Newpark shares at a point in time when Newpark was suffering from a temporary cyclical downturn in the industry in order to unfairly benefit any of the Newpark Director Defendants, Tuboscope, Simmons and/or SCF at the expense of Newpark shareholders; and

               (v) whether the Newpark Director Defendants are in breach of their fiduciary duties of full faith and candor to Newpark's shareholders.

          (c) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike from defendants' actions.

          (d) Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     20. Plaintiff repeats and realleges the allegations set forth above as though fully set forth hereinafter.

     21. Defendants are taking wrongful advantage of a general downturn in the fortunes of oil and oil service companies and the world economy affecting Newpark in order to freeze out the public shareholders of Newpark. Until very recently, Newpark's outlook was strong. Indeed, as set forth below, its fundamentals are still strong. Prior to the downturn in the fortunes of the oil industry, the price of Newpark's common stock traded above $25 per share, substantially higher than the inadequate price to be paid now by Tuboscope pursuant to the merger and acquisition.

     22. In addition, as a result of the interconnected nature of Newpark's and Tuboscope's corporate and capital structure, including an SCF nominee sitting on the Board of Directors of Newpark, the new positions offered to certain of the Individual Defendants with the surviving company, and other factors set forth below, any decision by the Board of Directors of Newpark to accept or recommend the acceptance of the proposal, cannot be an independent one.

     23. Just three months ago on or about March 31, 1999, Newpark filed with the Securities and Exchange Commission its Form 10-K for the fiscal year ended December 31, 1998. Throughout this public filing, the defendants continuously made glowing remarks regarding the Company and explained that the downturn in its fortunes was merely temporary and cyclical in nature. The following is just a small portion of that glowing description:

     Demand for Newpark's services has historically been driven by several factors:

     (i) commodity pricing, (ii) oil and gas exploration and production expenditures and activity; (iii) the desire to drill in more environmentally difficult environments, such as the coastal marsh and inland waters near the coastline ("transition zone") of the Gulf Coast,
     (iv) use of more complex drilling techniques, which tend to generate more waste; and (v) increasing environmental regulation of E&P waste and NORM.

     The demand for most of Newpark's services is related to the level of oil and gas drilling activity as measured by the Baker-Hughes Rotary Rig Count. During the fourth quarter of 1997, the number of drilling rigs working in
     -------------------------------------------------------------------------
     the U.S. Gulf Coast region reached its highest level since 1990, then began
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     a decline that has continued into the first quarter of 1999. The rig count
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     in the Company's principal market peaked in the first quarter of 1998 and
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     had declined 36% by the end of the fourth quarter. That decline has
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     continued during the first quarter of 1999, recently reaching the lowest
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     level ever recorded in the history of the indicator, which began over 50
     ------------------------------------------------------------------------
     years ago.
     ----------

     Newpark believes that technological advances that have reduced the risk and cost of finding oil and gas are an important factor in the economics faced by the industry. These advances include the use of three-dimensional seismic data and the computer-enhanced interpretation of that data, which increases the likelihood of drilling a successful well, and improved drilling tools and fluids, which facilitate faster drilling and reduce the overall cost. These advances also have increased the willingness of
                   -----------------------------------------------------
     exploration companies to drill in coastal marshes and inland waters and to
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     drill deeper wells. Such
     ------------------------
     projects rely heavily on services such as those provided by Newpark. Deeper
     -------------------------------------------------------------------
     wells require the construction of larger locations to accommodate larger drilling rigs and the equipment for handling drilling fluids and associated wastes. Such locations are generally in service for significantly longer periods, generating additional mat rental revenues. Deeper wells also require more complex drilling fluid programs, which generate wastes that are more difficult and costly to dispose of than those from simpler systems used in shallower wells.

     The oilfield market for environmental services has grown due to increasingly stringent regulations restricting the discharge of exploration and production wastes into the environment. Louisiana, Texas and other states have enacted comprehensive laws and regulations governing the proper handling of E&P waste and NORM, and regulations have been proposed in other states. As a result, generators of waste and landowners have become increasingly aware of the need for proper treatment and disposal of such waste in both the drilling of new wells and the remediation of production facilities.

     For many years, prior to current regulation, industry practice was to allow E&P waste to remain in the environment. Onshore, surface pits were used for the disposal of E&P waste; offshore or in inland waters, E&P waste was discharged directly into the water. Since 1990, E&P waste has become subject to increased public scrutiny and increased federal and state regulation. These regulations have imposed strict requirements for ongoing drilling and production activities in certain geographic areas, as well as for the remediation of sites contaminated by past disposal practices and, in many respects, have prohibited the prior disposal practices. In addition, operators have become increasingly concerned about long-term liability for remediation, and landowners have become more aggressive in requiring land restoration. For these reasons, operators are increasingly
                                 ---------------------------------------------
     retaining service companies such as Newpark to devise and implement
     -------------------------------------------------------------------
     comprehensive waste management techniques to handle waste on an ongoing
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     basis and to remediate past contamination of oil and gas properties.
     -------------------------------------------------------------------

     The Clean Water Act is the primary legislation resulting in these regulations. Between 1990 and 1995, substantially all discharges of waste from drilling and production operations on land (the "onshore subcategory") and in the transition zone (the "coastal subcategory")
     were prohibited.  This "zero discharge" standard has become the expected
                       ------------------------------------------------------
     pattern for the industry. Effective December 4, 1997, discharges of waste
     ------------------------
     from drilling operations in state territorial waters of the Gulf of Mexico (the "territorial waters subcategory"), were prohibited. Newpark immediately noticed an increase in waste volume received from this subcategory in its daily operations. However, as drilling projects in progress as of that date were completed, most of the rigs subsequently moved outside of the area covered by those regulations. Since December 4, 1997, the offshore waters of the Gulf of Mexico have been the only surface waters of the United States into which such waste discharges are allowed. Recent EPA rulemaking efforts have been directed towards the further
     --------------------------------------------------------------------
     restriction of discharges into those waters. Recent Federal Register
     --------------------------------------------------------------------
     notices indicate that such restrictions are expected by January, 2000. More
     ---------------------------------------------------------------------------
     strict enforcement of the requirements of the Clean Water Act is expected
     -------------------------------------------------------------------------
     to ultimately result in similar "zero discharge" regulations affecting the
     --------------------------------------------------------------------------
     offshore waters of the Gulf of Mexico. However, the timing of the
     -----------------------------------------------------------------
     implementation of these regulations is uncertain.
     ------------------------------------------------

     NORM regulations require more stringent worker protection, handling and storage procedures than those required of E&P waste under Louisiana regulations. Equivalent rules governing the disposal of NORM have also been adopted in Texas, and similar regulations have been adopted in Mississippi, New Mexico, and Arkansas.

     Proprietary Products and Services. Over the past 15 years, Newpark has acquired, developed, and continues to improve its patented or proprietary technology and know-how which has enabled the Company to provide innovative and unique solutions to oilfield construction and waste disposal problems. The Company has developed and expects to continue to introduce similarly innovative products in its drilling fluids business. Newpark believes that
                                                          ---------------------
     increased customer acceptance of its proprietary products and services will
     ---------------------------------------------------------------------------
     enable it to take advantage of any upturn in drilling and production
     --------------------------------------------------------------------
     activity.
     --------

     Injection of Waste. Since 1993, Newpark has developed and used proprietary technology to dispose of E&P waste by low-pressure injection into unique geologic structures deep underground. In December 1996, Newpark was issued patents covering its waste processing and injection operations. Newpark
                                                                     -------
     believes that its
     -----------------
     injection technology is currently the most cost-effective method for the
     ------------------------------------------------------------------------
     offsite disposal of oilfield wastes and that this technology is suitable
     ------------------------------------------------------------------------
     for disposal of other types of waste, Newpark was recently granted a new
     ------------------------------------------------------------------------
     permit to construct and operate a non-hazardous industrial waste injection
     --------------------------------------------------------------------------
     disposal facility in Texas.
     --------------------------

     Patented Mats. Newpark owns or licenses several patents that cover its wooden mats and subsequent improvements. To facilitate entry into new markets and reduce the Company's dependence on the supply of hardwoods, Newpark has obtained the exclusive license for a new patented composite mat manufactured from recycled plastics and other materials. Through a 49% owned joint venture that owns and operates the manufacturing facility, Newpark began taking delivery of these mats in the fourth quarter of 1998.
     -------------------------------------------------------------------------
     The Company expects that over the next three years it will convert the
     ----------------------------------------------------------------------
     majority of its mat fleet to the new composite product. However, a portion
     --------------------------------------------------------------------------
     of the fleet will continue to be made up of the wooden mats.
     -----------------------------------------------------------

     Low Cost Infrastructure. Newpark has assembled an infrastructure in the U.S. Gulf Coast region that includes injection disposal sites, transfer stations, barges, mat inventories, mat service centers, a hardwood sawmill to produce lumber for the construction of mats, drilling fluids distribution centers, service facilities and barite mills to supply raw materials for the make-up of drilling fluids.

     Integration of Services. Newpark believes it is one of the few companies in
                              --------------------------------------------------
     the U.S. Gulf Coast able to provide a package of integrated services and
     ------------------------------------------------------------------------
     offer a "one-stop shop" approach to solving customers' problems.
     ---------------------------------------------------------------

     Beginning in mid-1998, Newpark has offered a unique integrated package of services that include the provision of the fluids, the on-site processing of the material returned from the well bore to better separate the cuttings or tailings from the fluids, and the disposal of the tailings and associated waste products. Newpark believes that its separation technology
                                -----------------------------------------------
     is significantly more effective than conventional equipment, resulting in
     -------------------------------------------------------------------------
     more complete separation of fluids from waste, reducing both the quantity
     -------------------------------------------------------------------------
     of fluids needed to drill the well and the total volume of waste taken off
     --------------------------------------------------------------------------
     site for disposal, thereby reducing the customer's well cost.
     ------------------------------------------------------------

     Newpark's mats provide the access roads and work sites for a majority of the land drilling in the Gulf Market. Its on-site and off-site waste management services are frequently sold in combination with mat rental services. Newpark's entry into the drilling fluids business has created the opportunity for it to market drilling fluids with other related services, including technical and engineering services, disposal of used fluids and other waste material, construction services, site cleanup and site closure. Consequently, Newpark believes that it is uniquely positioned to take
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     advantage of the industry trend towards outsourcing and vendor
     --------------------------------------------------------------
     consolidation.
     -------------

     Experience in the Regulatory Environment. Newpark believes that its
                                               -------------------------
     operating history provides it with a competitive advantage in the highly
     ------------------------------------------------------------------------
     regulated oilfield waste disposal business. As a result of working closely
     --------------------------------------------------------------------------
     with regulatory officials and citizens' groups, Newpark has gained
     ------------------------------------------------------------------
     acceptance for its proprietary injection technology and has received a
     ----------------------------------------------------------------------
     series of permits for the Company's disposal facilities, including a permit
     --------------------------------------------------------
     allowing the disposal of NORM at Newpark's Big Hill, Texas facility. These
                                                                          -----
     permits enable Newpark to expand its business and operate cost-effectively.
     ---------------------------------------------------------------------------
     Newpark believes that its proprietary injection method is superior to
     ---------------------------------------------------------------------
     alternative methods of disposal of oil field wastes, including landfarming,
     ---------------------------------------------------------------------------
     because injection provides greater assurance that the waste is permanently isolated from the environment and will not contaminate adjacent property or groundwater. Newpark further believes that increasing environmental
                  ------------------------------------------------------
     regulation and activism will inhibit the widespread acceptance of other
     -----------------------------------------------------------------------
     disposal methods and the permitting of additional disposal facilities.
     ----------------------------------------------------------------------

     Experienced Management Team. Newpark's executive and operating management
     -------------------------------------------------------------------------
     team has built and augmented Newpark's capabilities over the past ten
     ---------------------------------------------------------------------
     years, allowing it to develop a base of knowledge and a unique
     --------------------------------------------------------------
     understanding of the oilfield construction and waste disposal markets.
     ----------------------------------------------------------------------
     Newpark's executive and operating management team has an average of 22
     ----------------------------------------------------------------------
     years of industry experience, and an average of 10 years with Newpark,
     ---------------------------------------------------------------------
     including several who have been with Newpark for 20 years or more. Newpark
     --------------------------------------------------------------------------
     has strengthened its management team by retaining key management personnel
     --------------------------------------------------------------------------
     of the companies it has acquired and by attracting additional experienced
     -------------------------------------------------------------------------
     personnel. (Emphasis added.)
     ----------

     24. It is clear that Newpark's business and prospects are favorable and that the Company suffered from a general downturn in the oil and gas industry. This cycle is now improving and Tuboscope seeks to take advantage of this upturn in the oil and gas industry for a grossly inadequate, unfair, and negative premium to the Company's current market price. It is this temporary, cyclical downturn in the industry as a whole, which arose not out of any fundamental deficiency in the operations of Newpark but out of circumstances beyond its control, that Tuboscope now wrongfully seeks to exploit and take advantage of Newpark and its shareholders by purchasing the outstanding shares held by Newpark public shareholders at an unfair and bargain basement price. Indeed, on May 12, 1999, in an article appearing in AP Online, it was reported:
                                         ---------

     Oil Industry Gets Good News

     Oil prices will likely rise now that oil ministry representatives from Saudi Arabia, Iran, Venezuela and Mexico have agreed to cut production. The cut is meant to bolster prices. The agreement is effective April 1, Saudi Oil Minister Ali Naimi said. The pact was reached after two days of meetings ahead of a March 23 meeting of OPEC oil ministers in Vienna, Austria.

     25. This was the result of an announcement appearing that same day in BBC Summary of World Broadcasts:

     Within the framework of the continuous consultations between the Gulf Cooperation Council [GCC] member states on various oil issues, the oil and energy ministers of the Sultanate of Oman, Kuwait, Qatar and the Kingdom of Saudi Arabia met in the region of Shaybah, in the Empty Quarter, on Wednesday 22/11/1419 AH, corresponding to 10th March 1999, and after consultations between the ministers, the latter issued the following Shibah
     Declaration:

     1. The current situation of the oil market, with falling prices and increasing reserves, will not be in the interest of producing countries.

     or the oil industry in the short and long terms. Furthermore, this situation has negative repercussions on the world economy as oil investments are decreasing. This will lead to a fall in oil supplies in the future. This is unacceptable and should not be allowed to go on.

     2. The countries present at the Shaybah meeting will endeavour, in close consultation with OPEC and non-OPEC oil producing countries, to take every measure, foremost cutting oil output by quantities which are deemed liable to take out the surplus reserve from the market which would in turn lead to a price rise.

     3. As a result of the consultations which have been held so far, the countries present at the Shaybah meeting express their optimism about the possibility of reaching, in the next few weeks, an effective agreement which would restore stability to the [oil] market and help achieve a tangible improvement in prices.

     26. In an analysis of the prospects for the oil industry, in general, in an article appearing in The Washington Post on March 2, 1999, it was stated:
                        -------------------

     Likely OPEC Cutback Helps Push Oil Prices Up

     Oil prices are beginning to recover from low levels that produced inflation relief and record-low pump prices, and so are oil industry stock prices, which contributed to the run-up in the Dow Jones industrial average yesterday.

     The rally, which has pushed crude oil prices up 33 percent from a 12-year low of $10.72 in December, resulted from different developments, according to oil industry experts. The prospect of further cuts in production when the Organization of Petroleum Exporting Companies meets on March 23, a reduction in inventories and heavy demand for heating oil in Germany in advance of an increase in tariffs have all fed the trend.

     Yesterday the rally stalled and prices fell slightly, with April crude oil futures on the New York Mercantile Exchange dropping 38 cents to $14.31 a barrel. But many analysts continue to believe that the signs point to a production cutback by OPEC nations, which were meeting in preliminary sessions yesterday and today in Amsterdam.

     In the past, many oil-producing nations doubted Saudi Arabia's commitment to reducing production, several analysts said. But meetings over the past 10 days between Saudi Arabia and Iran have begun to remove those doubts, said Roger Diwan, director of global oil markets for the D.C.-based Petroleum Finance Corp.

     Diwan said OPEC might agree to cut about 2.3 million barrels a day from production.

     But industry analyst Constantine Fliakos of Merrill Lynch & Co. said that Venezuela, which also is a member of OPEC, is under pressure from its unions to maintain production at current levels, which might threaten an agreement.

     But he noted that the huge inventories that have kept prices low are beginning to be reduced. Oil inventories were high because of warmer than normal winters in the United States and Western Europe and because demand declined as Asia's economic crisis spread .

     "Ultimately, inventories correct," Fliakos said.

     Philip K. Verleger Jr., who runs an oil industry research firm in Boston, said that several anomalies also put upward pressure on prices. One is heavy demand for the oil used by industry and for home heating in Germany. Verleger

     27. And in a similar review appearing in the Sun-Sentinel on that same day, it was stated:

     OIL PRICE REBOUND BOOSTS GAS PRICES

     The cheap gas prices that drivers have been enjoying for months are heading higher.

     Crude oil prices have rallied in recent days on hopes that major producers such as Saudi Arabia and Iran will agree to cut output and ease the world's oil glut. The surge means a few more cents per gallon at the pump for drivers, but relief to beleaguered U.S. oil companies.

     Crude oil futures slipped Thursday after three days of gains, down 38 cents to $14.31 per barrel. Despite that decline, crude is still at levels not seen since November and is up 33 percent from a 12-year low of $10.72 in December.

     In addition to hopes for reduced output, oil prices have been aided by a harsh winter in some parts of the United States and increased industrial demand, said George Gaspar, an analyst with Robert W. Baird & Co.

     The surge has carried over to Wall Street, where stocks in oil companies such as Exxon, Mobil, Chevron and BP Amoco have been rising in hopes that their slumping profits would be revived by a turnaround in oil prices.

     And the results are already showing at the pump, where gasoline prices rose last week for the first time since September. The average price of self-serve regular gasoline was 94 cents per gallon, up a penny from two weeks earlier, according to the Lundberg Survey, which polls 10,000 gas stations nationwide.

     "It seems the last couple of days all the major companies went up a penny or two," said Demitri Karavokiris, owner of a Shell service station on State Road 84 in Fort Lauderdale. Karavokiris said he raised prices 2 cents a gallon to 99 cents for regular grade gas and $1.19 for premium grade.

     In Boca Raton, Mobil station owner Ron Pearson raised prices 2 cents on Wednesday to $1.08 for regular grade and $1.28 for premium.

     Pearson said retailers usually don't share in the gain when prices rise or lose money when prices decline. "Whether it goes up or whether it goes down, we've got to make enough to pay the rent," Pearson said.

     If oil production cuts are announced and sustained, analysts said, crude oil could rise to $17 or $18 per barrel in the next several months--adding another 10 to 20 cents per gallon to average gasoline prices.

     Increased demand during the spring and summer travel season historically adds a few cents per gallon to pump prices as well.

        28. Indeed, on July 6, 1999 crude oil rose to a 19-month high, to $19.78 a barrel, the highest price since November 1997. Oil has gained 66% this year. Accordingly, the oil industry already is in an upturn.


                         AS AND FOR A CAUSE OF ACTION
                            AGAINST ALL DEFENDANTS
                         ----------------------------

        29. As a result of the interconnected nature of Tuboscope's and Newpark's corporate structure, including a shared member of the Newpark Board of Directors, stock and warranty ownership between the two companies, the positions to be accepted by Cole and Ballantine, the existence of the Termination Fee, the agreement by SCF to vote its share in favor of the merger and acquisition, the non-solicitation clause preventing an auction and the failure of the Board to appoint an Independent Committee, any decision by the Board of Directors of Newpark to accept or recommend the acceptance of the merger and acquisition, cannot be an independent one.

        30. Upon plaintiff's information and belief, no Independent Committee of the Newpark Board of Directors was ever appointed to evaluate the adequacy and fairness of the merger and acquisition.

        31. Any transaction to acquire the Company at the price being considered does not represent the true value of the Company and is unfair and inadequate. Prior to the downturn in the fortunes of the oil industry, the Company's shares traded at values far exceeding the price offered in the merger and acquisition.

     32. The price that Tuboscope has offered has been dictated by Tuboscope to serve its own interests, and is being forced upon Newpark and its public shareholders by Tuboscope to force Newpark's public shareholders to relinquish their Newpark shares at a grossly unfair price.

     33. Tuboscope, for all the reasons set forth herein is in a position to ensure effectuation of the transaction without regard to its fairness Newpark's public shareholders.

     34. Because Tuboscope is in possession of non-public corporate information concerning Newpark's future financial prospects, the degree of knowledge and economic power between Tuboscope and the class members is unequal, making it grossly and inherently unfair for Tuboscope to obtain the remaining Newpark shares at the unfair and inadequate price that it has proposed.

     35. By offering a grossly inadequate price for Newpark's shares and by using its control as a means to force the consummation of the transaction, Tuboscope is violating its duties as a controlling shareholder.

     36. Any purported review of the transaction by a special committee of "independent directors" would be a sham, given the connections with, and/or domination and control of, the Company in Tuboscope.

     37. Any vote by Newpark's shareholders would be a sham, given Tuboscope's connections and/or domination and control of the Company.

     38. Any buy-out of Newpark's public shareholders by Tuboscope on the terms offered, will deny class members their right to share proportionately and equitably in the true value of Newpark's valuable and profitable business, and further growth in profits and earnings, at a time when the Company is fundamentally and financially strong and poised for greater progress.

   39. For the reasons set forth herein above, no auction or market check can be effected to establish Newpark's worth through arm's-length bargaining. Thus, Tuboscope has the power and is exercising its power to acquire Newpark's shares and dictate terms which are in Tuboscope's best interest, without competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of Newpark's stock.

   40. By reason of the foregoing, defendants have breached and will continue to breach their fiduciary duties to the shareholders of Newpark and are engaging in improper, unfair dealing and wrongful and coercive conduct.

   41. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

   42. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

   WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

   A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as class representative;

   B. Enjoining the merger acquisition and, if the merger and acquisition are consummated, rescinding the transaction:

   C. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

        D. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff attorneys' and experts' fees; and

        E. Granting such other, and further relief as this Court may deem to be just and proper.

Dated:  July 30, 1999
             --

                                       Respectfully submitted,

                                       /s/ Randall A. Smith
                                       ---------------------------
                                       RANDALL A. SMITH, T.A. (#2117)
                                       ANDREW L. KRAMER (#23817)
                                       DAVID GARLAND (#25680)
                                               Of
                                       SMITH, JONES & FAWER, L.L.P.
                                       201 St. Charles Avenue, Suite 3702
                                       New Orleans, Louisiana 70170
                                       Telephone:  (504)525-2200

                                       Counsel for Plaintiff